UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2026 AND 2025

Address: No. 3 Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, “the Company”) as of March 31, 2026 and 2025, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2026 and 2025, and notes to the consolidated financial statements, including the summary of material accounting policies (together “the consolidated financial statements”). Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standard on Review Engagements 2410, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing of the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2026 and 2025, and its consolidated financial performance and cash flows for the three-month periods ended March 31, 2026 and 2025, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$31,365 million and NT$26,838 million, which represented 5.23% and 4.68% of the total consolidated assets as of March 31, 2026 and 2025, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$2,287 million and NT$(258) million, which represented 13.74% and (2.76)% of the consolidated income from continuing operations before income tax for the three-month periods ended March 31, 2026 and 2025, respectively, and the related shares of other comprehensive income (loss) from the associates and joint ventures in the amount of NT$229 million and NT$71 million, which represented 0.87% and 0.58% of the consolidated total comprehensive income (loss) for the three-month periods ended March 31, 2026 and 2025, respectively, are based solely on the reports of other independent auditors.

/s/ Yang, Yu-Ni

/s/ Yu, Chien-Ju

Ernst & Young, Taiwan

April 29, 2026

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or Standards on Auditing of the Republic of China, and their applications in practice.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2026, December 31, 2025 and March 31, 2025
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	March 31, 2026	December 31, 2025	March 31, 2025
Current assets
Cash and cash equivalents	4, 6(1)	$109,018,591	$110,660,052	$106,353,757
Financial assets at fair value through profit or loss, current	4, 5, 6(2)	528,114	568,521	555,297
Financial assets at fair value through other comprehensive income, current	4, 5, 6(3)	4,698,536	4,630,441	6,398,188
Financial assets measured at amortized cost, current	4, 6(4)	20,018,535	12,506,177	3,561,874
Contract assets, current	4, 6(21)	618,175	705,398	343,808
Accounts receivable, net	4, 6(5)	34,703,319	30,772,159	34,388,850
Accounts receivable-related parties, net	4, 7	899,797	502,149	411,775
Other receivables	4, 7	2,787,412	2,457,085	1,842,446
Current tax assets	4	86,778	66,443	85,811
Inventories, net	4, 5, 6(6)	38,645,404	37,228,383	35,424,924
Prepayments		2,973,533	3,496,213	2,071,232
Other current assets	6(21)	1,462,075	1,190,237	885,124
Total current assets		216,440,269	204,783,258	192,323,086

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2)	19,975,357	17,585,395	17,774,318
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(3)	10,767,558	9,144,308	11,233,876
Investments accounted for under the equity method	4, 6(7), 7	56,068,711	48,642,917	42,399,076
Property, plant and equipment	4, 6(8), 8	267,897,928	271,395,296	282,051,327
Right-of-use assets	4, 6(9), 8	7,499,837	7,476,034	7,948,011
Intangible assets	4, 6(10), 7	4,459,819	4,742,876	3,909,747
Deferred tax assets	4	9,697,361	8,522,637	5,389,623
Prepayment for equipment		1,598,502	1,162,218	3,501,145
Refundable deposits	8	1,704,119	1,643,661	2,004,411
Other noncurrent assets-others	6(21)	3,822,447	3,897,409	4,427,663
Total non-current assets		383,491,639	374,212,751	380,639,197

Total assets		$599,931,908	$578,996,009	$572,962,283

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2026, December 31, 2025 and March 31, 2025
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	March 31, 2026	December 31, 2025	March 31, 2025
Current liabilities
Short-term loans	6(11), 6(28)	$3,589,671	$8,408,772	$6,500,000
Financial liabilities at fair value through profit or loss, current	4, 6(12)	39,699	57,163	1,098,893
Contract liabilities, current	4, 6(21)	3,488,932	2,580,789	2,607,965
Accounts payable		9,072,984	9,169,828	9,273,324
Other payables	4, 6(20), 6(22), 7	22,841,451	24,447,427	22,018,614
Payables on equipment		7,979,876	11,680,298	8,464,775
Current tax liabilities	4	5,166,548	3,582,275	4,261,172
Lease liabilities, current	4, 6(9), 6(28)	628,110	624,825	639,835
Current portion of long-term liabilities	4, 6(13), 6(14), 6(28)	19,298,587	19,188,041	11,131,620
Other current liabilities	4, 6(16), 6(17), 6(18), 6(28)	7,505,517	7,858,719	6,877,168
Total current liabilities		79,611,375	87,598,137	72,873,366

Non-current liabilities
Contract liabilities, noncurrent	4, 6(21)	1,795,430	1,787,375	465,220
Bonds payable	4, 6(13), 6(28)	34,073,429	34,071,144	24,586,311
Long-term loans	6(14), 6(28)	13,091,599	11,300,910	20,041,099
Deferred tax liabilities	4	12,062,038	11,922,365	8,517,492
Lease liabilities, noncurrent	4, 6(9), 6(28)	5,354,349	5,376,021	5,699,701
Net defined benefit liabilities, noncurrent	4	849,970	866,219	1,051,517
Guarantee deposits	6(28)	40,216,208	39,805,928	42,289,772
Other noncurrent liabilities-others	4, 6(16), 6(18)	6,141,352	6,412,470	6,609,174
Total non-current liabilities		113,584,375	111,542,432	109,260,286

Total liabilities		193,195,750	199,140,569	182,133,652

Equity attributable to the parent company
Capital	4, 6(19)
Common stock		125,785,246	125,881,563	125,583,590
Additional paid-in capital	4, 6(19), 6(20)
Premiums		5,200,426	5,200,426	4,960,958
Treasury stock transactions		4,531,955	4,531,955	4,531,955
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		3,039,275	3,039,275	3,039,275
Recognition of changes in subsidiaries’ ownership		32,085	23,954	26,468
Share of changes in net assets of associates and joint ventures accounted for using equity method		927,524	612,905	529,460
Restricted stock for employees		2,057,244	1,977,084	1,886,214
Other		23,652	24,001	20,826
Retained earnings	6(19)
Legal reserve		41,466,099	41,466,099	36,727,862
Unappropriated earnings		207,599,300	191,416,874	197,887,505
Other components of equity	4, 6(20)
Exchange differences on translation of foreign operations		322,108	(4,726,963)	5,163,151
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		17,588,700	12,443,737	12,018,092
Unearned employee compensation		(1,873,017)	(2,122,645)	(1,770,458)
Total equity attributable to the parent company		406,700,597	379,768,265	390,604,898

Non-controlling interests	6(19)	35,561	87,175	223,733
Total equity		406,736,158	379,855,440	390,828,631

Total liabilities and equity		$599,931,908	$578,996,009	$572,962,283

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month periods ended March 31, 2026 and 2025
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended March 31,
	Notes	2026	2025
Operating revenues	4, 6(21), 7	$61,037,902	$57,858,957
Operating costs	4, 6(6), 6(10), 6(15), 6(20), 6(21), 6(22), 7	(43,219,412)	(42,412,312)
Gross profit		17,818,490	15,446,645
Operating expenses	4, 6(5), 6(10), 6(15), 6(20), 6(22), 7
Sales and marketing expenses		(689,250)	(619,236)
General and administrative expenses		(1,834,135)	(1,542,431)
Research and development expenses		(4,575,300)	(3,963,703)
Expected credit impairment gains		45	2,406
Subtotal		(7,098,640)	(6,122,964)
Net other operating income and expenses	4, 6(16), 6(23)	556,561	462,220
Operating income		11,276,411	9,785,901
Non-operating income and expenses
Interest income	4	442,235	605,314
Other income	4	57,462	11,514
Other gains and losses	4, 6(24)	2,114,262	(564,722)
Finance costs	6(24)	(364,361)	(398,973)
Share of profit or loss of associates and joint ventures	4, 6(7)	2,815,136	(207,888)
Exchange gain, net	4	302,685	115,425
Subtotal		5,367,419	(439,330)
Income from continuing operations before income tax		16,643,830	9,346,571
Income tax expense	4, 6(26)	(526,846)	(1,603,332)
Net income		16,116,984	7,743,239
Other comprehensive income (loss)	6(25)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	4	1,691,345	583,395
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		3,603,309	(558,224)
Income tax related to items that will not be reclassified subsequently	4, 6(26)	(138,739)	(2,453)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		5,246,645	4,696,653
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		125,361	103,736
Income tax related to items that may be reclassified subsequently	4, 6(26)	(322,881)	(333,994)
Total other comprehensive income (loss)		10,205,040	4,489,113
Total comprehensive income (loss)		$26,322,024	$12,232,352

Net income (loss) attributable to:
Shareholders of the parent		$16,171,474	$7,776,741
Non-controlling interests		(54,490)	(33,502)
		$16,116,984	$7,743,239

Comprehensive income (loss) attributable to:
Shareholders of the parent		$26,376,460	$12,265,825
Non-controlling interests		(54,436)	(33,473)
		$26,322,024	$12,232,352

Earnings per share (NTD)	4, 6(27)
Earnings per share-basic		$1.29	$0.62
Earnings per share-diluted		$1.29	$0.62

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three-month periods ended March 31, 2026 and 2025
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings		Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2025	6(19)	$125,607,164	$14,782,476	$36,727,862	$190,120,643	$696,785	$11,985,495	$(1,992,034)	$377,928,391	$256,613	$378,185,004
Net income (loss) for the three-month period ended March 31, 2025	6(19)	-	-	-	7,776,741	-	-	-	7,776,741	(33,502)	7,743,239
Other comprehensive income (loss) for the three-month period ended March 31, 2025	6(19), 6(25)	-	-	-	-	4,466,366	22,718	-	4,489,084	29	4,489,113
Total comprehensive income (loss)		-	-	-	7,776,741	4,466,366	22,718	-	12,265,825	(33,473)	12,232,352
Share-based payment transaction	4, 6(19), 6(20)	(23,574)	9,029	-	-	-	-	221,576	207,031	457	207,488
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	200,781	-	(9,879)	-	9,879	-	200,781	-	200,781
Changes in subsidiaries’ ownership	4, 6(19)	-	2,902	-	-	-	-	-	2,902	(1,032)	1,870
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	1,168	1,168
Others		-	(32)	-	-	-	-	-	(32)	-	(32)
Balance as of March 31, 2025	6(19)	$125,583,590	$14,995,156	$36,727,862	$197,887,505	$5,163,151	$12,018,092	$(1,770,458)	$390,604,898	$223,733	$390,828,631

Balance as of January 1, 2026	6(19)	$125,881,563	$15,409,600	$41,466,099	$191,416,874	$(4,726,963)	$12,443,737	$(2,122,645)	$379,768,265	$87,175	$379,855,440
Net income (loss) for the three-month period ended March 31, 2026	6(19)	-	-	-	16,171,474	-	-	-	16,171,474	(54,490)	16,116,984
Other comprehensive income (loss) for the three-month period ended March 31, 2026	6(19), 6(25)	-	-	-	-	5,049,071	5,155,915	-	10,204,986	54	10,205,040
Total comprehensive income (loss)		-	-	-	16,171,474	5,049,071	5,155,915	-	26,376,460	(54,436)	26,322,024
Share-based payment transaction	4, 6(19), 6(20)	(96,317)	80,029	-	-	-	-	249,628	233,340	332	233,672
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	314,619	-	10,952	-	(10,952)	-	314,619	-	314,619
Changes in subsidiaries’ ownership	4, 6(19)	-	8,262	-	-	-	-	-	8,262	(6,928)	1,334
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	9,418	9,418
Others		-	(349)	-	-	-	-	-	(349)	-	(349)
Balance as of March 31, 2026	6(19)	$125,785,246	$15,812,161	$41,466,099	$207,599,300	$322,108	$17,588,700	$(1,873,017)	$406,700,597	$35,561	$406,736,158

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2026 and 2025
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2026	2025
Cash flows from operating activities:
Net income before tax	$16,643,830	$9,346,571
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	15,275,185	13,426,861
Amortization	711,776	701,281
Expected credit impairment gains	(45)	(2,406)
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	(2,126,052)	564,708
Interest expense	354,070	386,155
Interest income	(442,235)	(605,314)
Dividend income	(52,591)	(3,375)
Share-based payment	235,007	209,832
Share of loss (profit) of associates and joint ventures	(2,815,136)	207,888
Gain on disposal of property, plant and equipment	(10,771)	(19,629)
Loss (gain) on disposal of investments accounted for under the equity method	(2,992)	8
Exchange loss on financial assets and liabilities	360,172	186,414
Amortization of deferred government grants	(452,846)	(345,387)
Income and expense adjustments	11,033,542	14,707,036
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	55,997	19,613
Contract assets	93,366	288,227
Accounts receivable	(4,070,143)	(1,049,440)
Other receivables	(346,659)	133,076
Inventories	(1,116,254)	705,658
Prepayments	837,140	471,595
Other current assets	(663,272)	(240)
Contract fulfillment costs	406,300	(261,576)
Contract liabilities	852,335	365,511
Accounts payable	(169,527)	1,538,635
Other payables	(1,552,707)	(2,424,655)
Other current liabilities	36,052	351,938
Net defined benefit liabilities	(16,249)	(380,732)
Other noncurrent liabilities-others	2,464	5,258
Cash generated from operations	22,026,215	23,816,475
Interest received	483,169	631,109
Dividend received	61,129	130,289
Interest paid	(125,073)	(167,503)
Income tax paid	(464,105)	(584,665)
Net cash provided by operating activities	21,981,335	23,825,705

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2026 and 2025
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2026	2025
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(327,855)	$(236,992)
Proceeds from disposal of financial assets at fair value through profit or loss	127,093	49,366
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	-	160,659
Acquisition of financial assets measured at amortized cost	(13,401,942)	(2,004,570)
Proceeds from redemption of financial assets measured at amortized cost	6,301,328	2,256,050
Acquisition of investments accounted for under the equity method	(643,299)	-
Increase in prepayment for investments	(240,450)	-
Proceeds from capital reduction of investments accounted for under the equity method	78,921	-
Acquisition of property, plant and equipment	(12,525,923)	(14,152,674)
Proceeds from disposal of property, plant and equipment	10,136	31,667
Increase in refundable deposits	(59,815)	(3,339)
Decrease in refundable deposits	4,156	703
Acquisition of intangible assets	(681,498)	(328,987)
Government grants related to assets acquisition	11,378	3,722,471
Increase in other noncurrent assets-others	(55)	(49)
Decrease in other noncurrent assets-others	-	38
Net cash used in investing activities	(21,347,825)	(10,505,657)
Cash flows from financing activities:
Increase in short-term loans	2,137,287	5,960,000
Decrease in short-term loans	(6,958,140)	(7,975,000)
Bonds issuance costs	(5,310)	-
Proceeds from long-term loans	4,930,550	1,300,000
Repayments of long-term loans	(3,148,748)	(12,302,686)
Increase in guarantee deposits	364	653
Decrease in guarantee deposits	(444,965)	(548,651)
Cash payments for the principal portion of the lease liability	(206,420)	(211,427)
Change in non-controlling interests	9,418	1,168
Others	(267)	(146)
Net cash used in financing activities	(3,686,231)	(13,776,089)
Effect of exchange rate changes on cash and cash equivalents	1,411,260	1,809,572
Net increase (decrease) in cash and cash equivalents	(1,641,461)	1,353,531
Cash and cash equivalents at beginning of period	110,660,052	105,000,226
Cash and cash equivalents at end of period	$109,018,591	$106,353,757

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three-Month Periods Ended March 31, 2026 and 2025

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.
HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as “the Company”) are described in Notes 4(3) and 14.

2.
DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on April 29, 2026.

3.
NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)
The Company applied International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (FSC) and become effective for annual periods beginning on or after January 1, 2026. There are no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)
Standards issued by International Accounting Standards Board (“IASB”) but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027 (Note)
IFRS 19 “Disclosure Initiative - Subsidiaries without Public Accountability: Disclosures”	January 1, 2027
Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21 and IAS 29)	January 1, 2027

Note: The FSC issued a press release on September 25, 2025, announcing the plan for public companies to adopt IFRS 18 starting from the fiscal year 2028. In addition, entities in Taiwan with a need for early adoption may elect to early adopt IFRS 18 upon approval by the FSC.

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

a.
Amendments to IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28) - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures. IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

b.
IFRS 18 “Presentation and Disclosure in Financial Statements” (IFRS 18)

IFRS 18 replaces IAS 1 “Presentation of Financial Statements”. The main changes in the new standard are as below:

i.
Improved comparability in the statement of profit or loss (income statement)

IFRS 18 requires entities to classify all income and expenses within their statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new, to improve the structure of the income statement, and requires all entities to provide new defined subtotals, including operating profit or loss. The improved structure and new subtotals will give investors a consistent starting point for analyzing entities’ performance and make it easier to compare entities.

ii.
Enhanced transparency of management-defined performance measures

IFRS 18 requires entities to disclose explanations of those entity-specific measures that are related to the income statement, referred to as management-defined performance measures.

iii.
Useful grouping of information in the financial statements

IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. The changes are expected to provide more detailed and useful information. IFRS 18 also requires entities to provide more transparency about operating expenses, helping investors to find and understand the information they need.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) - (b) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.
SUMMARY OF MATERIAL ACCOUNTING POLICIES

(1)
Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations), and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)
Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)
General Description of Reporting Entity

a.
Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2025. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2025.

b.
The consolidated entities are as follows:

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	March 31, 2026	December 31, 2025	March 31, 2025
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	78.93	79.12	79.50
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	95.37	92.64	95.24
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	March 31, 2026	December 31, 2025	March 31, 2025
TERA ENERGY	MU-ONE ENERGY CO., LTD.	Sales of pollution control equipment	100.00	-	-
TERA ENERGY	MU-WELL ENERGY CO., LTD.	Energy technical services	100.00	-	-
TERA ENERGY	MU-SUN ENERGY CO., LTD.	Energy technical services	100.00	-	-
EVERRICH-HK	EVERRICH (JINING) NEW ENERGY TECHNOLOGY CO., LTD. (formerly EVERRICH (SHANDONG) ENERGY CO., LTD.)	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00	100.00

(4)
Other Material Accounting Policies

The same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2025. For the summary of material accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2025.

5.
SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the three-month period ended March 31, 2026 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2025. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2025.

6.
CONTENTS OF SIGNIFICANT ACCOUNTS

(1)
Cash and Cash Equivalents

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
Cash on hand and petty cash	$6,708	$6,655	$6,310
Checking and savings accounts	27,156,673	25,019,390	30,588,183
Time deposits	74,147,231	77,994,948	71,249,177
Repurchase agreements collateralized by government bonds and corporate notes	7,707,979	7,639,059	4,510,087
Total	$109,018,591	$110,660,052	$106,353,757

(2)
Financial Assets at Fair Value through Profit or Loss

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$10,121,587	$8,823,146	$8,607,884
Preferred stocks	4,266,328	3,861,674	3,488,445
Funds	5,426,296	4,956,553	5,768,401
Convertible bonds	567,103	438,024	398,625
Forward exchange contracts	181	1,859	-
Others	121,976	72,660	66,260
Total	$20,503,471	$18,153,916	$18,329,615

Current	$528,114	$568,521	$555,297
Non-current	19,975,357	17,585,395	17,774,318
Total	$20,503,471	$18,153,916	$18,329,615

(3)
Financial Assets at Fair Value through Other Comprehensive Income

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
Equity instruments
Common stocks	$15,259,891	$13,571,941	$17,427,448
Preferred stocks	206,203	202,808	204,616
Total	$15,466,094	$13,774,749	$17,632,064

Current	$4,698,536	$4,630,441	$6,398,188
Non-current	10,767,558	9,144,308	11,233,876
Total	$15,466,094	$13,774,749	$17,632,064

a.
These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.
Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were both nil for the three-month periods ended March 31, 2026 and 2025.

c.
UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

d.
Fair value gain or loss presented in other comprehensive income from equity instruments designated as fair value through other comprehensive income were listed below:

	For the three-month periods ended March 31,
	2026	2025
Held at end of period
Common stocks	$1,687,950	$17,427,448
Preferred stocks	3,395	204,616
Derecognized during the period
Common stocks	-	-
Preferred stocks	-	-
Total	$1,691,345	$583,395

(4)
Financial Assets Measured at Amortized Cost, Current

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
Time deposits with original maturities over three months	$20,018,535	$12,506,177	$3,561,874

(5)
Accounts Receivable, Net

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
Accounts receivable	$34,711,781	$30,780,504	$34,397,672
Less: loss allowance	(8,462)	(8,345)	(8,822)
Net	$34,703,319	$30,772,159	$34,388,850

Aging analysis of accounts receivable:

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
Neither past due	$32,564,372	$28,105,444	$31,986,126
Past due:
≤ 30 days	2,066,875	2,565,097	2,217,147
31 to 60 days	41,432	78,880	170,859
61 to 90 days	11,134	3,586	1,133
91 to 120 days	2,362	6,860	7,019
≥ 121 days	25,606	20,637	15,388
Subtotal	2,147,409	2,675,060	2,411,546
Total	$34,711,781	$30,780,504	$34,397,672

Movement of loss allowance for accounts receivable:

	For the three-month periods ended March 31,
	2026	2025
Beginning balance	$8,345	$10,996
Net recognition (reversal) for the period	117	(2,174)
Ending balance	$8,462	$8,822

The collection periods for third party domestic sales and third party overseas sales were month-end 30 - 60 days and net 30 - 60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the three-month periods ended March 31, 2026 and 2025, the expected credit loss rates were not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

(6)
Inventories, Net

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
Raw materials	$10,794,520	$10,078,373	$11,311,034
Supplies and spare parts	6,163,669	5,996,339	6,091,408
Work in process	19,374,173	18,555,155	16,825,350
Finished goods	2,313,042	2,598,516	1,197,132
Total	$38,645,404	$37,228,383	$35,424,924

a.
For the three-month periods ended March 31, 2026 and 2025, the Company recognized NT$40,726 million and NT$40,360 million, respectively, in operating cost, of which NT$174 million was related to reversal of write-down of inventories and NT$608 million was related to write-down of inventories.

b.
None of the aforementioned inventories were pledged.

(7)
Investments Accounted for Under the Equity Method

a.
Details of investments accounted for under the equity method are as follows:

	As of
	March 31, 2026		December 31, 2025		March 31, 2025
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
SILICON INTEGRATED SYSTEMS CORP. (SIS) (Note A)	$3,934,121	17.99	$3,562,947	17.99	$3,249,558	17.99
FARADAY TECHNOLOGY CORP. (FARADAY) (Note B)	2,570,902	13.80	2,496,550	13.80	2,518,196	13.80
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note C)	16,115,022	12.87	14,428,352	13.01	14,024,274	13.01
Unlisted companies

	As of
	March 31, 2026		December 31, 2025		March 31, 2025
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
MTIC HOLDINGS PTE. LTD. (Note D)	$-	45.44	$-	45.44	$-	45.44
UNITECH CAPITAL INC.	457,799	42.00	524,403	42.00	464,007	42.00
TRIKNIGHT CAPITAL CORPORATION (TRIKNIGHT) (Note E)	596,361	40.00	759,446	40.00	1,232,403	40.00
HSUN CHIEH CAPITAL CORP.	252,261	40.00	233,438	40.00	260,994	40.00
PURIUMFIL INC. (Note F)	-	-	-	-	12,435	40.00
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note G)	14,653,866	36.49	12,792,773	36.49	11,117,804	36.49
YANN YUAN INVESTMENT CO., LTD. (YANN YUAN)	17,361,271	26.78	13,722,026	26.78	9,370,080	26.78
UNITED LED CORPORATION HONG KONG LIMITED	127,108	25.14	122,982	25.14	125,131	25.14
VSENSE CO., LTD. (VSENSE) (Note D and H)	-	-	-	-	-	23.98
TRANSLINK CAPITAL PARTNERS I, L.P. (Note I)	-	-	-	-	24,194	10.38
Total	$56,068,711		$48,642,917		$42,399,076

Note A:
In August 2023, the board chairman of SIS changed and became the same person as the board chairman of UMC. After considering the comprehensive conditions, including ownership interest held and representation on Board of Directors of SIS, etc., the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate.

Note B:
Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that UMC obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note C:
Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that UMC obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors. The Company participated in the capital increase of UNIMICRON in January 2026. Please refer to Note 7 for the relevant information.

Note D:
When the Company’s share of losses of an associate equals or exceeds its interest in that associate, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

Note E:
TRIKNIGHT executed a capital reduction and refunded NT$79 million and NT$232 million based on UMC’s stockholding percentage in March 2026 and June 2025, respectively.

Note F:
In August 2025, the Board of Directors of the Company’s subsidiary, TERA ENERGY, resolved to merge with PURIUMFIL INC., with TERA ENERGY as the surviving company. The effective date of merger is October 3, 2025.

Note G:
HSUN CHIEH executed a capital reduction and refunded NT$343 million based on UMC’s stockholding percentage in March 2025. As of March 31, 2025, NT$343 million of the abovementioned refunds have not yet been received and were accounted for as other receivables.

Note H:
VSENSE has ceased operations. The Company’s subsidiary no longer participates in the financial and operating policy decisions of the investee, therefore losing significant influence over it. Accordingly, the investment was discontinued from being accounted for under the equity method and was reclassified as a financial asset at fair value through profit or loss.

Note I:
The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees. The investee was dissolved in April 2025.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$22,620 million, NT$20,488 million and NT$19,792 million as of March 31, 2026, December 31, 2025 and March 31, 2025, respectively. The fair value of these investments were NT$100,227 million, NT$54,202 million and NT$30,773 million as of March 31, 2026, December 31, 2025 and March 31, 2025, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$2,287 million and NT$(258) million for the three-month periods ended March 31, 2026 and 2025, respectively. Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$229 million and NT$71 million for the three-month periods ended March 31, 2026 and 2025, respectively. The balances of investments accounted for under the equity method were NT$31,365 million, NT$27,981 million and NT$26,838 million as of March 31, 2026, December 31, 2025 and March 31, 2025, respectively.

Although the Company is the largest shareholder of some associates, after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but has significant influence over the aforementioned associates.

None of the aforementioned associates were pledged.

b.
Financial information of associates:

There is no individually significant associate for the Company. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month periods ended March 31, 2026 and 2025 were NT$13 million and NT$9 million, respectively, which were not included in the following table.

The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the three-month periods ended March 31,
	2026	2025
Income (loss) from continuing operations	$2,815,136	$(207,888)
Other comprehensive income (loss)	3,718,382	(463,466)
Total comprehensive income (loss)	$6,533,518	$(671,354)

c.
Details of UMC’s stock (thousand shares) held by the Company’s associates are as follows:

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
HSUN CHIEH	441,371	441,371	441,371
SIS	266,580	266,580	266,580
YANN YUAN	192,963	192,963	192,963
UNIMICRON	19	27	47
Total	900,933	900,941	900,961

(8)
Property, Plant and Equipment

a.
For the three-month period ended March 31, 2026

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2026	$1,385,971	$67,407,336	$1,179,267,510	$81,156	$10,952,535	$68,090	$26,966,564	$1,286,129,162
Additions	-	3,807	-	-	-	-	7,609,895	7,613,702
Disposals	-	(13,064)	(729,085)	-	(14,531)	-	(5,353)	(762,033)
Transfers and reclassifications	-	272,945	9,194,781	2,988	108,800	-	(8,813,764)	765,750
Exchange effect	(528)	843,838	8,755,696	676	48,394	877	454,946	10,103,899
As of March 31, 2026	$1,385,443	$68,514,862	$1,196,488,902	$84,820	$11,095,198	$68,967	$26,212,288	$1,303,850,480

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2026	$-	$27,811,816	$980,328,057	$64,895	$8,164,849	$67,136	$-	$1,016,436,753
Depreciation	-	602,178	14,287,717	1,187	189,480	508	-	15,081,070
Disposals	-	(12,892)	(718,222)	-	(14,529)	-	-	(745,643)
Transfers and reclassifications	-	-	(28)	-	(575)	-	-	(603)
Exchange effect	-	178,507	6,662,956	548	39,315	867	-	6,882,193
As of March 31, 2026	$-	$28,579,609	$1,000,560,480	$66,630	$8,378,540	$68,511	$-	$1,037,653,770
Net carrying amount:
As of March 31, 2026	$1,385,443	$39,935,253	$195,928,422	$18,190	$2,716,658	$456	$26,212,288	$266,196,710

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2026	$532,934	$2,473,046	$6,345	$1,435,789	$4,448,114
Transfers and reclassifications	-	-	-	9,982	9,982
Exchange effect	(81)	8,021	-	6,872	14,812
As of March 31, 2026	$532,853	$2,481,067	$6,345	$1,452,643	$4,472,908

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2026	$-	$1,379,648	$6,345	$1,359,234	$2,745,227
Depreciation	-	10,058	-	5,069	15,127
Transfers and reclassifications	-	-	-	603	603
Exchange effect	-	4,486	-	6,247	10,733
As of March 31, 2026	$-	$1,394,192	$6,345	$1,371,153	$2,771,690
Net carrying amount:
As of March 31, 2026	$532,853	$1,086,875	$-	$81,490	$1,701,218

b.
For the three-month period ended March 31, 2025

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2025	$1,410,796	$65,588,012	$1,126,546,727	$78,020	$9,533,232	$68,407	$44,767,602	$1,247,992,796
Additions	-	129	-	-	-	-	10,568,070	10,568,199
Disposals	-	-	(665,110)	(360)	(493)	-	-	(665,963)
Transfers and reclassifications	-	182,716	16,869,834	828	171,845	2,121	(14,259,213)	2,968,131
Exchange effect	33,275	729,970	6,308,225	545	39,704	1,205	527,474	7,640,398
As of March 31, 2025	$1,444,071	$66,500,827	$1,149,059,676	$79,033	$9,744,288	$71,733	$41,603,933	$1,268,503,561

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2025	$-	$25,675,000	$937,309,791	$61,733	$7,534,386	$67,464	$-	$970,648,374
Depreciation	-	564,264	12,525,285	1,050	141,934	534	-	13,233,067
Disposals	-	-	(663,943)	(360)	(493)	-	-	(664,796)
Exchange effect	-	159,110	4,761,526	407	30,314	1,146	-	4,952,503
As of March 31, 2025	$-	$26,398,374	$953,932,659	$62,830	$7,706,141	$69,144	$-	$988,169,148
Net carrying amount:
As of March 31, 2025	$1,444,071	$40,102,453	$195,127,017	$16,203	$2,038,147	$2,589	$41,603,933	$280,334,413

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2025	$536,721	$2,461,012	$6,345	$1,409,464	$4,413,542
Disposals	-	-	-	(512)	(512)
Transfers and reclassifications	-	6,544	-	1,430	7,974
Exchange effect	5,077	5,489	-	4,366	14,932
As of March 31, 2025	$541,798	$26,398,374	$6,345	$1,414,748	$4,435,936

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2025	$-	$1,347,206	$6,345	$1,345,376	$2,698,927
Depreciation	-	9,910	-	3,667	13,577
Disposals	-	-	-	(512)	(512)
Exchange effect	-	2,831	-	4,199	7,030
As of March 31, 2025	$-	$1,359,947	$6,345	$1,352,730	$2,719,022
Net carrying amount:
As of March 31, 2025	$541,798	$1,113,098	$-	$62,018	$1,716,914

c.
Details of interest expense capitalized were as follows:

	For the three-month periods ended March 31,
	2026	2025
Interest expense capitalized	$-	$3,480
Interest rates applied	-	1.72% - 1.81%

d.
Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)
Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 2 to 31 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.
The Company as a lessee

(a)
Right-of-use Assets

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
Land (including land use right)	$5,485,213	$5,416,282	$5,672,750
Buildings	57,163	73,432	150,096
Machinery and equipment	1,926,818	1,952,668	2,095,592
Transportation equipment	11,877	13,918	10,073
Other equipment	18,766	19,734	19,500
Net	$7,499,837	$7,476,034	$7,948,011

	For the three-month periods ended March 31,
	2026	2025
Depreciation
Land (including land use right)	$96,562	$94,770
Buildings	16,696	20,747
Machinery and equipment	62,547	61,226
Transportation equipment	2,136	2,594
Other equipment	1,047	880
Total	$178,988	$180,217

i.
For the three-month periods ended March 31, 2026 and 2025, the Company’s addition to right-of-use assets amounted to NT$79 million and NT$15 million, respectively.

ii.
Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)
Lease Liabilities

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
Current	$628,110	$624,825	$639,835
Non-current	5,354,349	5,376,021	5,699,701
Total	$5,982,459	$6,000,846	$6,339,536

Please refer to Note 6(24) for the interest expenses on the lease liabilities.

b.
The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

(10)
Intangible Assets

For the three-month period ended March 31, 2026

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2026	$34,577	$5,631,275	$1,845,480	$3,324,623	$10,835,955
Additions	-	303,053	-	71,256	374,309
Write-off	-	(87,333)	-	(14,922)	(102,255)
Exchange effect	-	679	336,608	141	337,428
As of March 31, 2026	$34,577	$5,847,674	$2,182,088	$3,381,098	$11,445,437

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2026	$7,398	$2,717,650	$1,185,778	$2,182,253	$6,093,079
Amortization	-	437,627	53,266	200,717	691,610
Write-off	-	(87,333)	-	(14,922)	(102,255)
Exchange effect	-	1,520	301,732	(68)	303,184
As of March 31, 2026	$7,398	$3,069,464	$1,540,776	$2,367,980	$6,985,618
Net carrying amount:
As of March 31, 2026	$27,179	$2,778,210	$641,312	$1,013,118	$4,459,819

For the three-month period ended March 31, 2025

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2025	$15,012	$5,476,499	$2,042,479	$2,951,272	$10,485,262
Additions	-	186,169	7,950	176,976	371,095
Write-off	-	(464,360)	-	(202,803)	(667,163)
Reclassifications	-	(6,171)	-	-	(6,171)
Exchange effect	-	79,689	243,238	8,511	331,438
As of March 31, 2025	$15,012	$5,271,826	$2,293,667	$2,933,956	$10,514,461

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2025	$7,398	$3,231,115	$1,162,797	$1,929,637	$6,330,947
Amortization	-	420,214	63,397	198,042	681,653
Write-off	-	(464,360)	-	(202,803)	(667,163)
Exchange effect	-	58,106	192,841	8,330	259,277
As of March 31, 2025	$7,398	$3,245,075	$1,419,035	$1,933,206	$6,604,714
Net carrying amount:
As of March 31, 2025	$7,614	$2,026,751	$874,632	$1,000,750	$3,909,747

The amortization amounts of intangible assets were as follows:

	For the three-month periods ended March 31,
	2026	2025
Operating costs	$294,431	$300,565
Operating expenses	$397,179	$381,088

(11)
Short-Term Loans

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
Unsecured bank loans	$3,589,671	$8,408,772	$6,500,000

As of
	March 31, 2026	December 31, 2025	March 31, 2025
Interest rates applied	1.79% - 5.30%	1.78% - 4.75%	1.88% - 2.99%

(12)
Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
Embedded derivatives in exchangeable bonds	$27,326	$54,651	$1,093,616
Forward exchange contracts	12,373	2,512	5,277
Total	$39,699	$57,163	$1,098,893

(13)
Bonds Payable

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
Unsecured domestic bonds payable	$44,600,000	$44,600,000	$24,600,000
Unsecured exchangeable bonds payable	5,757,373	5,757,373	5,757,373
Less: Discounts on bonds payable	(76,849)	(129,068)	(256,844)
Total	50,280,524	50,228,305	30,100,529
Less: Current or exchangeable portion due within one year	(16,207,095)	(16,157,161)	(5,514,218)
Net	$34,073,429	$34,071,144	$24,586,311

a.
UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs five years after the issuance date.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs seven years after the issuance date.
Ten-year (Green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs ten years after the issuance date.
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs five years after the issuance date.
Five-year (Green bond)	In mid-September 2023	NT$10,000 million	1.62%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs five years after the issuance date.
Five-year (Green bond)	In late June 2025	NT$2,000 million	1.94%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs five years after the issuance date.
Five-year	In late June 2025	NT$3,200 million	1.99%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs five years after the issuance date.
Three-year	In late August 2025	NT$5,000 million	1.80%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs three years after the issuance date.
Three-year	In late October 2025	NT$5,000 million	1.70%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs three years after the issuance date.
Three-year	In early December 2025	NT$2,300 million	1.55%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs three years after the issuance date.
Five-year	In early December 2025	NT$2,500 million	1.60%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs five years after the issuance date.

b.
On July 7, 2021, UMC issued SGX-ST listed currency linked zero coupon exchangeable bonds. In accordance with IFRS 9, the value of the exchange right, call option and put option (together referred to as Option) of the exchangeable bonds was separated from the host and accounted for as “financial liabilities at fair value through profit or loss, current”. The effective rate of the host bond was 3.49%. The terms and conditions of the bonds are as follows:

i.
Issue Amount: USD 400 million

ii.
Period: July 7, 2021 - July 7, 2026 (Maturity Date)

iii.
Redemption:
(i)
UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of -0.625% per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of NOVATEK MICROELECTRONICS CORPORATION (NOVATEK) on the TWSE, converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange rate at the time of redemption for payment in USD.
(ii)
UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the bonds have been previously redeemed, repurchased and cancelled or exchanged.
(iii)
In the event of any change in ROC taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to UMC, UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional taxes.
(iv)
All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.
(v)
In the event that the common shares of NOVATEK cease to be listed or are suspended from trading for a period equal to or exceeding 30 consecutive trading days on the TWSE, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
(vi)
Upon the occurrence of a change of control (as defined in the indenture) of UMC, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv.
Terms of Exchange:
(i)
Underlying Securities: Common Shares of NOVATEK
(ii)
Exchange Period: The bonds are exchangeable at any time on or after October 8, 2021 and prior to June 27, 2026, into NOVATEK common shares.

If for any reason UMC does not have sufficient NOVATEK common shares to deliver upon the exchange of any bond, then, UMC will pay to the exchanging bondholder an amount in U.S. dollars equal to the product of the volume-weighted average closing price per NOVATEK common share on the TWSE for five consecutive trading days starting from and including the applicable exercise date (as defined in the indenture) (or such fewer number of trading days as are available within ten days starting from and including the applicable exercise date) each converted into USD at the prevailing rate on the day preceding the applicable trading day and the number of NOVATEK common shares that UMC is unable to deliver. Provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

(iii)
Exchange Price and Adjustment: The exchange price was originally NT$731.25 per NOVATEK common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$479.8 per NOVATEK common share on March 31, 2026.

v.
Redemption on the Maturity Date:

The bonds will be redeemed with 96.92% principal amount on the maturity date unless:

(i)
UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder,
(ii)
The bondholders shall have exercised the exchange right before maturity, or
(iii)
The bonds shall have been redeemed or repurchased by UMC and cancelled.

On July 7, 2024, there were no bondholders that required UMC to redeem the outstanding exchangeable bonds.

As of March 31, 2026, December 31, 2025 and March 31, 2025, UMC has cumulatively repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling USD 187.1 million as of each date, with derecognition of the related derivative financial liabilities.

(14)
Long-Term Loans

a.
Details of long-term loans as of March 31, 2026, December 31, 2025 and March 31, 2025 were as follows:

	As of
Lenders	March 31, 2026	December 31, 2025	March 31, 2025	Redemption
NTD secured bank loans	$342,158	$382,290	$466,161	Repayable from October 19, 2015 to October 15, 2031.
RMB secured bank loans	-	-	7,477,936	Repayable from March 19, 2021 to March 18, 2031.
NTD unsecured bank loans	8,213,433	8,291,500	5,752,600	Repayable from March 24, 2023 to March 15, 2031.
USD unsecured bank loans	-	-	1,261,804	Repayable from June 24, 2023 to June 24, 2026.
RMB unsecured bank loans	2,327,500	2,258,000	-	Repayable from May 20, 2026 to May 20, 2027.
NTD unsecured revolving bank loans	5,300,000	3,400,000	10,700,000	Repayable from March 2, 2023 to March 25, 2031.
Subtotal	16,183,091	14,331,790	25,658,501
Less: Current portion	(3,091,492)	(3,030,880)	(5,617,402)
Total	$13,091,599	$11,300,910	$20,041,099

As of
	March 31, 2026	December 31, 2025	March 31, 2025
Interest rates applied	1.53% - 2.98%	1.53% - 2.98%	1.53% - 5.46%

b.
Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(15)
Post-Employment Benefits

a.
Defined contribution plan

The employee pension plan under the Labor Pension Act of R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$555 million and NT$507 million were contributed by the Company for the three-month periods ended March 31, 2026 and 2025, respectively.

b.
Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year. For the three-month periods ended March 31, 2026 and 2025, total pension expenses of NT$4 million and NT$7 million, respectively, were recognized by the Company.

(16)
Deferred Government Grants

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
Beginning balance	$7,266,505	$3,961,028	$3,961,028
Arising during the period	11,378	5,097,841	3,722,471
Recorded in profit or loss:
Other operating income	(452,846)	(1,520,370)	(345,387)
Exchange effect	128,804	(271,994)	146,869
Ending balance	$6,953,841	$7,266,505	$7,484,981

Current (classified under other current liabilities)	$1,767,464	$1,781,746	$1,623,949
Non-current (classified under other noncurrent liabilities-others)	5,186,377	5,484,759	5,861,032
Total	$6,953,841	$7,266,505	$7,484,981

The significant government grants related to buildings and equipment acquisitions received by the Company are amortized as income over the useful lives of related buildings and equipment and recorded in the net other operating income and expenses.

(17)
Refund Liabilities (classified under other current liabilities)

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
Refund liabilities	$4,442,729	$4,309,253	$4,351,532

(18)
Provisions

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
Decommissioning Liabilities (classified under other noncurrent liabilities-others)	$924,588	$898,273	$708,533
Onerous Contracts (classified under other current liabilities)	226,475	160,114	212,360
Others (classified under other current liabilities)	80,808	69,202	81,417
Total	$1,231,871	$1,127,589	$1,002,310

	Decommissioning Liabilities	Onerous Contracts	Others
Balance as of January 1, 2026	$898,273	$160,114	$69,202
Arising during the period	3,807	126,283	17,012
Unused provision reversed	-	(62,250)	(5,581)
Discount rate adjustment and unwinding of discount from the passage of time	5,278	-	-
Exchange effect	17,230	2,328	175
Balance as of March 31, 2026	$924,588	$226,475	$80,808

Under certain applicable agreement, the Company is obligated to dismantling and removing the items of property, plant and equipment and restoring the site on which they are located. Accordingly, the Company recognized the liability pursuant to the present value of the estimated decommissioning and restoration cost.

When the Company expects that the unavoidable costs of fulfilling the contractual obligations exceed the expected economic benefits from the contracts, the present obligation under the onerous contract are recognized and measured as provisions.

(19)
Equity

a.
Capital stock:

i.
UMC had 26,000 million common shares authorized to be issued as of March 31, 2026, December 31, 2025 and March 31, 2025, of which 12,579 million shares, 12,588 million shares, and 12,558 million shares were issued as of March 31, 2026, December 31, 2025 and March 31, 2025, respectively, each at a par value of NT$10.

ii.
UMC had 150 million, 117 million and 87 million ADSs, which were traded on the NYSE as of March 31, 2026, December 31, 2025 and March 31, 2025, respectively. The total number of common shares of UMC represented by all issued ADSs were 749 million shares, 586 million and 433 million shares as of March 31, 2026, December 31, 2025 and March 31, 2025, respectively. One ADS represents five common shares.

iii.
On December 5, 2025, UMC issued restricted stocks for its employees in a total of 33 million shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(20) for the information of restricted stocks.

iv.
In February 2026, October 2025, July 2025, April 2025 and February 2025, UMC has recalled and cancelled 10 million shares, 1 million shares, 0.18 million shares, 2 million shares and 2 million shares, respectively of unvested restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

b.
Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.
Payment of taxes.
ii.
Making up loss for preceding years.
iii.
Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.
Appropriating or reversing special reserve by government officials or other regulations.
v.
The remaining, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as shareholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the shareholders’ meeting every year. The distribution of shareholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for offsetting accumulated deficits or earnings distribution.

The appropriation of earnings for 2024 was approved by the shareholders’ meeting held on May 28, 2025, while the appropriation of earnings for 2025 was proposed by the Board of Directors’ meeting on February 25, 2026. The details of appropriation were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2025	2024	2025	2024
Legal reserve	$4,182,207	$4,738,237
Cash dividends	32,704,164	35,787,598	$2.60	$2.85

The aforementioned 2024 appropriation approved by shareholders’ meeting was consistent with the resolutions of the Board of Directors’ meeting held on February 26, 2025.

The cash dividend per share for 2024 was adjusted to NT$2.85016443 per share. The adjustment was due to the decrease of outstanding common shares from cancellation of the restricted stock in April 2025.

The appropriation of 2025 unappropriated retained earnings has not yet been approved by the shareholders’ meeting as of the reporting date. Information relevant to the Board of Directors’ meeting resolutions and shareholders’ meeting approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(22) for information on the employees and directors’ compensation.

c.
Non-controlling interests:

	For the three-month periods ended March 31,
	2026	2025
Balance as of January 1	$87,175	$256,613
Attributable to non-controlling interests:
Net income (loss)	(54,490)	(33,502)
Other comprehensive income (loss)	54	29
Share-based payment transactions	332	457
Changes in subsidiaries’ ownership	(6,928)	(1,032)
Others	9,418	1,168
Ending balance	$35,561	$223,733

(20)
Share-Based Payment

a.
Restricted stock plan for employees

The equity-settled share-based payment of restricted stock plans for employees in each year are as follows:

	2024 Plan		2022 Plan		2020 Plan
	1st tranche	2nd tranche	1st tranche	2nd tranche	1st tranche	2nd tranche
Resolution date of UMC’s shareholders meeting		May 30, 2024		May 27, 2022		June 10, 2020
Maximum shares to be issued (in thousands)	66,000		50,000		233,200
Eligible employees	Qualified employees of the Company		Qualified employees of the Company		Qualified employees of UMC
Issuance of shares (in thousands)	32,956	32,878	23,060	26,728	200,030	1,268
Issuance date	December 5, 2024	December 5, 2025	December 5, 2022	December 5, 2023	September 1, 2020	June 9, 2021
Weighted-average fair value on the grant date (NT$/ per share)	$39.27	$41.70	$44.40	$48.90	$21.80	$53.00

The aforementioned restricted stock plans for employees are issued gratuitously and have a duration of four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. Before any employee who has been granted restricted stock award shares fulfills the vesting conditions, the rights of the restricted stocks to attendance, proposal, statement, voting and election at the shareholders’ meeting shall be exercised by an entrusted institution according to a custodial agreement. Other rights of restricted stocks including but not limited to, the right to distribution of cash dividends, stock dividends, legal reserves and capital reserves, and the preemptive right for new shares of capital increase by cash, shall be the same as those of the outstanding common shares of UMC, but are restricted from selling, pledging, setting guarantee, transferring, granting, or disposing of the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

The 2024 restricted stock plan for employees includes market conditions. The compensation cost for these market conditions was measured at fair value initially by using Monte Carlo Simulation on the grant date. The assumptions used are as follows:

2024 Plan
	1st tranche	2nd tranche
Share price of measurement date (NT$/ per share)	$44.60	$47.20
Expected volatility	23.76% - 34.32%	25.11% - 28.65%
Expected life	2 - 4 years	2 - 4 years
Risk-free interest rate	1.40% - 1.46%	1.14% - 1.23%

For the aforementioned plans, the unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. The restricted stock plan, which was implemented in 2020, expired in June 2025. For the three-month periods ended March 31, 2026 and 2025, the compensation costs of NT$233 million and NT$207 million, respectively, were recognized in expenses by the Company.

b.
Stock appreciation right plan for employees

In June 2021, the Company’s subsidiaries executed a compensation plan to grant 1 million units of cash-settled stock appreciation right to qualified employees of the Company’s subsidiaries without consideration. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company’s subsidiaries are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company’s subsidiaries will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC. The compensation plan, which was implemented in June 2021, expired in June 2025.

For the three-month periods ended March 31 2025, the compensation costs of NT$0.4 million was recognized in expenses by the Company’s subsidiaries. The liabilities for stock appreciation right recognized which were classified under other payables amounted to NT$9 million as of March 31, 2025. The intrinsic value for the liabilities of vested rights was nil.

(21)
Operating Revenues

a.
Disaggregation of revenue

i.
By product

	For the three-month periods ended March 31,
	2026	2025
Wafer	$58,217,710	$55,594,465
Others	2,820,192	2,264,492
Total	$61,037,902	$57,858,957

ii.
By geography

	For the three-month periods ended March 31,
	2026	2025
Taiwan	$24,107,710	$24,336,944
China (includes Hong Kong)	10,833,950	8,519,967
Japan	2,851,313	2,629,800
Korea	4,832,122	5,342,047
USA	12,984,325	12,854,982
Europe	5,412,681	4,172,542
Others	15,801	2,675
Total	$61,037,902	$57,858,957

The geographic breakdown of the Company's operating revenues is based on the location where the Company's customers are headquartered.

iii.
By the timing of revenue recognition

	For the three-month periods ended March 31,
	2026	2025
At a point in time	$59,989,632	$57,358,302
Over time	1,048,270	500,655
Total	$61,037,902	$57,858,957

b.
Contract balances

i.
Contract assets, current

	As of
	March 31, 2026	December 31, 2025	March 31, 2025	December 31, 2024
Sales of goods and services	$1,028,352	$1,107,419	$767,168	$1,043,680
Less: Loss allowance	(410,177)	(402,021)	(423,360)	(417,967)
Net	$618,175	$705,398	$343,808	$625,713

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement due to litigation.

ii.
Contract liabilities

	As of
	March 31, 2026	December 31, 2025	March 31, 2025	December 31, 2024
Sales of goods and services	$5,284,362	$4,368,164	$3,073,185	$2,660,181

Current	$3,488,932	$2,580,789	$2,607,965	$2,200,561
Non-current	1,795,430	1,787,375	465,220	459,620
Total	$5,284,362	$4,368,164	$3,073,185	$2,660,181

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$1,463 million and NT$1,212 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the three-month periods ended March 31, 2026 and 2025.

c.
The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$334 million and NT$369 million as of March 31, 2026 and 2025, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.
Asset recognized from costs to fulfill a contract with customer

As of March 31, 2026, December 31, 2025 and March 31, 2025, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets and other noncurrent assets-others which amounted to NT$796 million, NT$1,186 million and NT$853 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(22)
Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended March 31,
	2026			2025
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$6,465,332	$3,006,600	$9,471,932	$5,838,546	$2,463,915	$8,302,461
Labor and health insurance	330,644	140,553	471,197	331,489	125,016	456,505
Pension	422,461	136,999	559,460	387,528	126,895	514,423
Other employee benefit expenses	90,204	64,277	154,481	74,267	28,134	102,401
Depreciation	14,386,286	857,980	15,244,266	12,739,348	654,760	13,394,108
Amortization	311,060	400,716	711,776	315,979	385,302	701,281

According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses; no less than 30% of the aforementioned profit as employees’ compensation should be allocated to entry-level employees. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.

The Company recognized the employees and directors’ compensation in the profit or loss with corresponding other payables during the periods when earned for the three-month periods ended March 31, 2026 and 2025. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2024 were reported to the shareholders’ meeting on May 28, 2025, while the distributions of employees and directors’ compensation for 2025 were approved through the Board of Directors’ meeting on February 25, 2026. The details of distribution were as follows:

	2025	2024
Employees’ compensation – Cash	$3,438,287	$4,509,603
Directors’ compensation	45,000	45,000

The aforementioned employees and directors’ compensation for 2025 approved during the Board of Directors’ meeting were consistent with amounts recognized by the Company.

The aforementioned employees and directors’ compensation for 2024 reported during the shareholders’ meeting was consistent with the resolutions of the Board of Directors’ meeting held on February 26, 2025.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(23)
Net Other Operating Income and Expenses

	For the three-month periods ended March 31,
	2026	2025
Government grants	$478,702	$454,541
Rental income from property, plant and equipment	46,497	47,092
Gain on disposal of property, plant and equipment	10,771	19,629
Others	20,591	(59,042)
Total	$556,561	$462,220

(24)
Non-Operating Income and Expenses

a.
Other gains and losses

	For the three-month periods ended March 31,
	2026	2025
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$2,126,052	$(564,708)
Others	(11,790)	(14)
Total	$2,114,262	$(564,722)

b.
Finance costs

	For the three-month periods ended March 31,
	2026	2025
Interest expenses
Bonds payable	$203,433	$110,522
Bank loans	97,541	220,194
Lease liabilities	47,744	50,631
Others	5,352	4,808
Financial expenses	10,291	12,818
Total	$364,361	$398,973

(25)
Components of Other Comprehensive Income (Loss)

	For the three-month period ended March 31, 2026
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$1,691,345	$-	$1,691,345	$(138,739)	$1,552,606
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	3,603,309	-	3,603,309	-	3,603,309
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	5,246,645	-	5,246,645	(320,225)	4,926,420
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	128,353	(2,992)	125,361	(2,656)	122,705
Total other comprehensive income (loss)	$10,669,652	$(2,992)	$10,666,660	$(461,620)	$10,205,040

	For the three-month period ended March 31, 2025
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$583,395	$-	$583,395	$(2,453)	$580,942
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(558,224)	-	(558,224)	-	(558,224)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	4,696,653	-	4,696,653	(332,200)	4,364,453
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	103,728	8	103,736	(1,794)	101,942
Total other comprehensive income (loss)	$4,825,552	$8	$4,825,560	$(336,447)	$4,489,113

(26)
Income Tax

a.
The major components of income tax for the three-month periods ended March 31, 2026 and 2025 were as follows:

i.
Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended March 31,
	2026	2025
Current income tax expense (benefit):
Current income tax charge	$1,914,995	$1,374,314
Adjustments in respect of current income tax of prior periods	1,899	7,722
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	236,914	233,039
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	338,855	3,510
Deferred income tax related to changes in tax rates	(1,946,754)	-
Adjustment of prior year’s deferred income tax	(5,054)	(681)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(14,009)	(14,572)
Income tax expense recorded in profit or loss	$526,846	$1,603,332

ii.
Deferred income tax related to components of other comprehensive income (loss)

(i)
Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended March 31,
	2026	2025
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(138,739)	$(2,453)

(ii)
Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended March 31,
	2026	2025
Exchange differences on translation of foreign operations	$(320,225)	$(332,200)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(2,656)	(1,794)
Income tax related to items that may be reclassified subsequently to profit or loss	$(322,881)	$(333,994)

b.
The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of March 31, 2026, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2023, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2014.

c.
UMC’s branch in Singapore obtained tax incentives granted by the Singapore government in 2025. The incentive period will end in July 2035.

d.
Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions and was gradually coming into effect or implemented. There was no material impact on current income tax expense of the Company for the three-month periods ended March 31, 2026 and 2025.

e.
The Ministry of Finance of the Republic of China announced that the renewed “Agreement between the Taipei Representative Office in Singapore and the Singapore Trade Office in Taipei for the Elimination of Double Taxation with Respect to Taxes on Income and the Prevention of Tax Evasion and Avoidance” (the “Renewed Agreement”) entered into force on February 13, 2026 and will become effective on January 1, 2027. Pursuant to the transitional provisions of the Renewed Agreement, the tax-sparing clause provided as a preferential mechanism under the original agreement will cease to apply after three taxable years from the effective date of the Renewed Agreement. Consequently, the phase-out of such preferential tax treatments is expected to increase the Company’s effective income tax rate in future periods. Upon the substantive enactment of the Renewed Agreement in the current period, the Company recognized an increase in deferred tax assets of NT$1,947 million, reflecting higher tax credits expected to be available in future periods as compared to those prior to the enactment of the Renewed Agreement.

(27)
Earnings Per Share

a. Earnings per share-basic

	For the three-month periods ended March 31,
	2026	2025
Net income attributable to the parent company	$16,171,474	$7,776,741
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,491,206	12,484,781
Earnings per share-basic (NTD)	$1.29	$0.62

b. Earnings per share-diluted

	For the three-month periods ended March 31,
	2026	2025
Net income attributable to the parent company	$16,171,474	$7,776,741
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,491,206	12,484,781
Effect of dilution
Restricted stocks for employees	48,028	19,866
Employees’ compensation	44,241	74,560
Weighted-average number of ordinary shares after dilution (thousand shares)	12,583,475	12,579,207
Earnings per share-diluted (NTD)	$1.29	$0.62

(28)
Reconciliation of Liabilities Arising from Financing Activities

For the three-month period ended March 31, 2026:

			Non-cash changes
Items	As of January 1, 2026	Cash flows	Foreign exchange	Others (Note A)	As of March 31, 2026
Short-term loans	$8,408,772	$(4,820,853)	$1,752	$-	$3,589,671
Bonds payable (current portion included)	50,228,305	(5,310)	-	57,529	50,280,524
Long-term loans (current portion included)	14,331,790	1,781,802	69,499	-	16,183,091
Lease liabilities	6,000,846	(206,420)	61,002	127,031 (Note B)	5,982,459
Guarantee deposits (current portion included)	40,867,857	(444,601)	424,852	-	40,848,108 (Note C)

For the three-month period ended March 31, 2025:

			Non-cash changes
Items	As of January 1, 2025	Cash Flows	Foreign exchange	Others (Note A)	As of March 31, 2025
Short-term loans	$8,515,000	$(2,015,000)	$-	$-	$6,500,000
Bonds payable (current portion included)	30,051,568	-	-	48,961	30,100,529
Long-term loans (current portion included)	36,476,909	(11,002,686)	184,278	-	25,658,501
Lease liabilities	6,419,016	(211,427)	121,511	10,436 (Note B)	6,339,536
Guarantee deposits (current portion included)	42,874,494	(547,998)	255,973	-	42,582,469 (Note C)

Note A:
Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.
Note B:
Mainly due to the addition to lease properties.
Note C:
Guarantee deposits mainly consisted of deposits of capacity reservation.

7.
RELATED PARTY TRANSACTIONS

In addition to those disclosed in other notes, the following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)
Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
UNIMICRON TECHNOLOGY CORP. and its Subsidiaries	Associate
SILICON INTEGRATED SYSTEMS CORP. and its Subsidiaries	Associate
YANN YUAN INVESTMENT CO., LTD.	Associate
PHOTRONICS DNP MASK CORPORATION	Other related party

(2)
Significant Related Party Transactions

a.
Operating transactions

Operating revenues

	For the three-month periods ended March 31,
	2026	2025
Associates	$1,633,639	$674,155

Accounts receivable, net

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
Associates
FARADAY TECHNOLOGY CORP. and its Subsidiaries
FARADAY TECHNOLOGY CORP.	$417,202	$336,736	$252,938
ARTERY TECHNOLOGY COMPANY	180,418	-	-
ARTERY TECHNOLOGY CORPORATION, LTD.	118,795	76,840	109,369
UNITED CREATIVE SOLUTION CORPORATION	112,507	-	-
Others	-	15,943	-
SILICON INTEGRATED SYSTEMS CORP. and its Subsidiaries
HYCON TECHNOLOGY CORPORATION	-	59	43,508
Others	70,875	72,571	5,960
Total	$899,797	$502,149	$411,775

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end 30 - 60 days, while the collection periods for overseas sales were month-end 30 - 60 days or net 30 - 60 days.

b.
Significant asset transactions

Acquisition of investments accounted for under the equity method

	Transaction underlying	Trading Volume (In thousands of shares)	For the three-month period ended March 31, 2026
			Purchase price
Associates	Stock of UNIMICRON	5,546	$643,299

Please refer to Note 6(7) for the relevant information.

For the three-month period ended March 31, 2025: None.

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended March 31,
	2026	2025
FARADAY TECHNOLOGY CORP.	$29,881	$16,834

c.
Others

Mask expenditure

	For the three-month periods ended March 31,
	2026	2025
Other related party	$590,802	$691,398

Other payables of mask expenditure

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
Other related party	$688,490	$780,692	$789,006

Cash dividends from investments accounted for under the equity method

Cash dividends from associates for the three-month periods ended March 31, 2026 and 2025 were nil and NT$117 million, respectively.

As of March 31, 2026, December 31, 2025 and March 31, 2025, cash dividends of NT$631 million, NT$619 million and nil, respectively, have not yet been received and were accounted for as other receivables.

d.
Key management personnel compensation

	For the three-month periods ended March 31,
	2026	2025
Short-term employee benefits	$557,489	$439,399
Post-employment benefits	10,117	624
Share-based payment	83,164	81,547
Others	92	91
Total	$650,862	$521,661

8.
ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

	Carrying Amount
	As of
Items	March 31, 2026	December 31, 2025	March 31, 2025	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$1,016,774	$1,013,289	$1,011,903	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	248,061	248,061	237,051	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	18,647	18,647	18,647	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	25,589	25,589	64,950	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	-	-	8,118	Bureau of Land Administration, Tainan City Government	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	39,533	39,533	38,073	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	223,650	219,450	496,950	CTBC Bank Singapore Branch	Collateral for letter of credit
Buildings	67,377	69,303	4,401,809	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	462,480	501,090	3,578,813	Taiwan Cooperative Bank, Mega International Commercial Bank, KGI Bank, First Commercial Bank, Shanghai Commercial Bank, CTBC Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	-	-	273,176	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$2,102,111	$2,134,962	$10,129,490

9.
SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)
As of March 31, 2026, amounts available under unused letters of credit were NT$0.2 billion.

(2)
As of March 31, 2026, the Company entrusted financial institutions to open performance guarantee, mainly related to the contract liabilities, customs tax and electricity supply guarantee, amounting to NT$1.4 billion.

(3)
The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$4.4 billion. As of March 31, 2026, the portion of royalties and development fees not yet recognized was NT$1.4 billion.

(4)
The Company entered into several construction contracts for the expansion of its operations. As of March 31, 2026, these construction contracts amounted to approximately NT$12.8 billion and the portion of the contracts not yet recognized was approximately NT$4.6 billion.

(5)
The Company entered into several wafer fabrication contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers.

(6)
The Company has entered into long-term contracts with multiple suppliers for the purchase of renewable energy. The relative duration, anticipated quantity and pricing of the energy purchase are specified in the contracts.

10.
SIGNIFICANT DISASTER LOSS

None.

11.
SIGNIFICANT SUBSEQUENT EVENTS

None.

12.
OTHERS

(1)
Categories of financial instruments

	As of
Financial Assets	March 31, 2026	December 31, 2025	March 31, 2025
Financial assets at fair value through profit or loss	$20,503,471	$18,153,916	$18,329,615
Financial assets at fair value through other comprehensive income	15,466,094	13,774,749	17,632,064
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	109,011,883	110,653,397	106,347,447
Receivables	38,390,528	33,731,393	36,643,071
Refundable deposits	1,704,119	1,643,661	2,004,411
Other financial assets	20,018,535	12,506,177	3,561,874
Total	$205,094,630	$190,463,293	$184,518,482

Financial Liabilities
Financial liabilities at fair value through profit or loss	$39,699	$57,163	$1,098,893
Financial liabilities measured at amortized cost
Short-term loans	3,589,671	8,408,772	6,500,000
Payables	39,894,311	45,297,553	39,756,713
Bonds payable (current portion included)	50,280,524	50,228,305	30,100,529
Long-term loans (current portion included)	16,183,091	14,331,790	25,658,501
Lease liabilities	5,982,459	6,000,846	6,339,536
Guarantee deposits (current portion included)	40,848,108	40,867,857	42,582,469
Total	$156,817,863	$165,192,286	$152,036,641

(2)
Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)
Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2026 and 2025 decreases/increases by NT$1,123 million and NT$1,099 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2026 and 2025 decreases/increases by NT$227 million and NT$909 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2026 and 2025 decreases/increases by NT$181 million and NT$177 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), (13) and (14) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the three-month periods ended March 31, 2026 and 2025 to decrease/increase by NT$5 million and NT$8 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities, investments in convertible bonds and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, the investments in convertible bonds which contain the right of conversion to equity instruments are classified as financial assets at fair value through profit or loss, and the exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component. Please refer to Note 6(2), (3) and (12) for the relevant information.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the three-month periods ended March 31, 2026 and 2025 by NT$317 million and NT$241 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income (loss) for the three-month periods ended March 31, 2026 and 2025 by NT$577 million and NT$718 million, respectively.

Please refer to Note 12(7) for sensitivity analysis information of other equity instruments or derivatives that are linked to such equity instruments whose fair value measurement is categorized under Level 3.

(4)
Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of March 31, 2026, December 31, 2025 and March 31, 2025, accounts receivable from the top ten customers represent 62%, 61% and 65% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)
Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of March 31, 2026
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$3,638,443	$-	$-	$-	$3,638,443
Payables	39,528,059	-	-	-	39,528,059
Bonds payable (Note)	17,168,712	25,181,890	7,922,618	2,100,833	52,374,053
Long-term loans	3,409,388	10,650,912	3,034,478	2,275	17,097,053
Lease liabilities	808,453	1,504,857	1,444,556	3,889,459	7,647,325
Guarantee deposits	631,900	19,209,173	14,191,630	6,815,405	40,848,108
Total	$65,184,955	$56,546,832	$26,593,282	$12,807,972	$161,133,041
Derivative financial liabilities
Forward exchange contracts
Gross settlement -inflow	$64,146	$-	$-	$-	$64,146
Gross settlement -outflow	(64,212)	-	-	-	(64,212)
Net settlement -outflow	(12,307)	-	-	-	(12,307)
Total	$(12,373)	$-	$-	$-	$(12,373)

	As of December 31, 2025
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$8,589,773	$-	$-	$-	$8,589,773
Payables	45,055,193	-	-	-	45,055,193
Bonds payable (Note)	17,033,209	25,278,203	7,958,238	2,104,403	52,374,053
Long-term loans	3,319,372	8,227,746	3,612,205	24,510	15,183,833
Lease liabilities	805,290	1,470,303	1,434,794	3,970,634	7,681,021
Guarantee deposits	1,061,929	19,143,652	13,847,566	6,814,710	40,867,857
Total	$75,864,766	$54,119,904	$26,852,803	$12,914,257	$169,751,730
Derivative financial liabilities
Forward exchange contracts
Net settlement -outflow	$(2,512)	$-	$-	$-	$(2,512)

	As of March 31, 2025
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$6,626,869	$-	$-	$-	$6,626,869
Payables	39,518,076	-	-	-	39,518,076
Bonds payable (Note)	403,908	16,659,317	12,103,095	2,115,113	31,281,433
Long-term loans	6,197,100	10,557,694	10,632,783	74,784	27,462,361
Lease liabilities	833,887	1,511,300	1,452,774	4,329,744	8,127,705
Guarantee deposits	292,697	4,641,883	25,905,670	11,742,219	42,582,469
Total	$53,872,537	$33,370,194	$50,094,322	$18,261,860	$155,598,913
Derivative financial liabilities
Forward exchange contracts
Net settlement -outflow	$(5,277)	$-	$-	$-	$(5,277)

Note: UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income were NT$4,699 million, NT$4,630 million and NT$6,398 million as of March 31, 2026, December 31, 2025 and March 31, 2025, respectively. Please refer to Note 6(13) for the terms of redemption.

(6)
Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of March 31, 2026

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 47 million	March 2, 2026 – April 24, 2026

As of December 31, 2025

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 22 million	December 8, 2025 – January 23, 2026

As of March 31, 2025

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 24 million	March 12, 2025 – April 25, 2025

(7)
Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities,

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.
Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of March 31, 2026
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$426,780	$181	$101,153	$528,114
Financial assets at fair value through profit or loss, noncurrent	7,170,657	21,600	12,783,100	19,975,357
Financial assets at fair value through other comprehensive income, current	4,698,536	-	-	4,698,536
Financial assets at fair value through other comprehensive income, noncurrent	6,835,488	-	3,932,070	10,767,558
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	12,373	27,326	39,699

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$468,010	$1,859	$98,652	$568,521
Financial assets at fair value through profit or loss, noncurrent	5,838,381	20,600	11,726,414	17,585,395
Financial assets at fair value through other comprehensive income, current	4,630,441	-	-	4,630,441
Financial assets at fair value through other comprehensive income, noncurrent	5,990,762	-	3,153,546	9,144,308
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	2,512	54,651	57,163

	As of March 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$523,380	$-	$31,917	$555,297
Financial assets at fair value through profit or loss, noncurrent	5,435,232	18,900	12,320,186	17,774,318
Financial assets at fair value through other comprehensive income, current	6,398,188	-	-	6,398,188
Financial assets at fair value through other comprehensive income, noncurrent	7,967,177	-	3,266,699	11,233,876
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	5,277	1,093,616	1,098,893

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into Level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.

If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the three-month periods ended March 31, 2026 and 2025, there were no transfers between Level 1 and Level 2 fair value measurements.

Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2026	$3,000,137	$3,841,074	$4,812,543	$98,652	$72,660	$11,825,066	$2,950,738	$202,808	$3,153,546
Recognized in profit (loss)	241,721	131,933	354,123	1,301	1,395	730,473	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	775,129	3,395	778,524
Acquisition	74,588	236,790	112,857	94,878	47,730	566,843	-	-	-
Disposal	(23,050)	(146)	-	-	-	(23,196)	-	-	-
Return of capital	-	-	(45,632)	-	-	(45,632)	-	-	-
Transfer out of Level 3	(264,410)	-	-	-	-	(264,410)	-	-	-
Exchange effect	8,845	35,077	48,824	2,172	191	95,109	-	-	-
As of March 31, 2026	$3,037,831	$4,244,728	$5,282,715	$197,003	$121,976	$12,884,253	$3,725,867	$206,203	$3,932,070

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2026	$54,651
Recognized in loss (profit)	(27,325)
As of March 31, 2026	$27,326

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2025	$3,008,183	$3,403,933	$5,596,447	$54,766	$65,460	$12,128,789	$3,231,518	$204,880	$3,436,398
Recognized in profit (loss)	196,093	(9,089)	(192,496)	(723)	800	(5,415)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	(8,776)	(264)	(9,040)
Acquisition	62,250	-	167,509	30,976	-	260,735	-	-	-
Disposal	(1,950)	-	-	(30,976)	-	(32,926)	-	-	-
Return of capital	-	-	(2,261)	-	-	(2,261)	(160,659)	-	(160,659)
Transfer out of Level 3	(60,000)	-	-	-	-	(60,000)	-	-	-
Exchange effect	8,294	21,987	32,622	278	-	63,181	-	-	-
As of March 31, 2025	$3,212,870	$3,416,831	$5,601,821	$54,321	$66,260	$12,352,103	$3,062,083	$204,616	$3,266,699

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2025	$899,961
Recognized in loss (profit)	193,655
As of March 31, 2025	$1,093,616

The total profit (loss) of NT$732 million and NT$(5) million for the three-month periods ended March 31, 2026 and 2025, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The total profit (loss) of NT$27 million and NT$(194) million for the three-month periods ended March 31, 2026 and 2025, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follows:

As of March 31, 2026
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market approach	Discount for lack of marketability	0% - 70%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the three-month period ended March 31, 2026 by NT$368 million and NT$323 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the three-month period ended March 31, 2026 by NT$275 million.

Fund	Net asset value approach	N/A	N/A	N/A	N/A
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	27.80%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the three-month period ended March 31, 2026 by NT$23 million and NT$17 million, respectively.

As of March 31, 2025
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the three-month period ended March 31, 2025 by NT$325 million and NT$283 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the three-month period ended March 31, 2025 by NT$232 million.

Fund	Net asset value approach	N/A	N/A	N/A	N/A
Convertible bonds	Binomial tree valuation model	Volatility	56.77%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could increase/decrease the Company’s profit (loss) for the three-month period ended March 31, 2025 by NT$0.2 million and NT$0.2 million, respectively.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	24.91%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the three-month period ended March 31, 2025 by NT$85 million and NT$99 million, respectively.

b.
Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, exchange price, volatility, risk-free interest rates and risk discount rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount.

As of March 31, 2026

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payable (current portion included)	$50,300,066	$44,565,860	$5,734,206	$-	$50,280,524
Long-term loans (current portion included)	16,183,091	-	16,183,091	-	16,183,091

As of December 31, 2025

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payable (current portion included)	$50,253,543	$44,541,910	$5,711,633	$-	$50,228,305
Long-term loans (current portion included)	14,331,790	-	14,331,790	-	14,331,790

As of March 31, 2025

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$30,072,799	$24,438,390	$5,634,409	$-	$30,100,529
Long-term loans (current portion included)	25,658,501	-	25,658,501	-	25,658,501

(8)
Significant financial assets and liabilities denominated in foreign currencies

The following information was summarized by the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	As of
	March 31, 2026			December 31, 2025
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,153,237	31.95	$36,845,908	$1,006,030	31.35	$31,539,035
SGD:USD	215,170	0.7737	5,318,998	208,988	0.7764	5,086,811
JPY:USD	2,299,474	0.0062	456,215	4,852,832	0.0063	958,459
USD:JPY	111,916	159.93	3,551,106	121,249	156.54	3,769,498
USD:RMB	98,811	6.9194	3,148,486	93,934	7.0288	2,948,653
Non-Monetary items
USD:NTD	208,884	31.95	6,673,845	179,988	31.35	5,642,615
Financial Liabilities
Monetary items
USD:NTD	799,271	32.05	25,616,636	833,119	31.45	26,201,605
SGD:USD	182,638	0.7769	4,547,682	168,204	0.7797	4,124,630
JPY:USD	2,120,904	0.0063	429,486	5,809,127	0.0064	1,169,261
USD:JPY	55,846	159.93	1,808,634	58,281	156.54	1,849,302
USD:RMB	27,147	6.9194	874,395	36,432	7.0288	1,156,418

	As of
	March 31, 2025
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,158,797	33.13	$38,390,931
SGD:USD	203,653	0.7452	5,027,886
JPY:USD	5,418,367	0.0067	1,202,720
USD:JPY	101,719	149.53	3,355,330
USD:RMB	438,732	7.1782	14,323,042
Non-Monetary items
USD:NTD	192,568	33.13	6,379,766
Financial Liabilities
Monetary items
USD:NTD	824,485	33.23	27,397,633
SGD:USD	159,899	0.7484	3,976,574
JPY:USD	6,048,897	0.0068	1,366,833
USD:JPY	46,843	149.53	1,573,888
USD:RMB	158,140	7.1782	5,219,448

The foreign currency transactions mentioned above are expressed in terms of the amount before elimination.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

(9)
Significant intercompany transactions among consolidated entities are disclosed in Attachment 1.

(10)
Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the shareholders’ value. The Company also ensures its ability to operate continuously to provide returns to shareholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of March 31, 2026, December 31, 2025 and March 31, 2025 were as follows:

	As of
	March 31, 2026	December 31, 2025	March 31, 2025
Total liabilities	$193,195,750	$199,140,569	$182,133,652
Less: Cash and cash equivalents	(109,018,591)	(110,660,052)	(106,353,757)
Net debt	84,177,159	88,480,517	75,779,895
Total equity	406,736,158	379,855,440	390,828,631
Total capital	$490,913,317	$468,335,957	$466,608,526
Debt to capital ratios	17.15%	18.89%	16.24%

13.
ADDITIONAL DISCLOSURES

(1)
The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.
Financing provided to others for the three-month period ended March 31, 2026: Please refer to Attachment 2.

b.
Endorsement/Guarantee provided to others for the three-month period ended March 31, 2026: Please refer to Attachment 3.

c.
Significant securities held as of March 31, 2026 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.
Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2026: Please refer to Attachment 5.

e.
Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2026: Please refer to Attachment 6.

f.
Names, locations and related information of investees as of March 31, 2026 (excluding investment in Mainland China): Please refer to Attachment 7.

(2)
Investment in Mainland China

a.
Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 8.

b.
Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1 and 5.

14.
OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

For the three-month period ended March 31, 2026

				Transactions
No. (Note 1)	Related party	Counterparty	Relationship with the Company (Note 2)	Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$12,734,523	Net 60 days	21%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	4,918,781	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	281,674 (Note 5)	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	4,832	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	1,893,110	Net 60 days	3%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	1,277,149	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	148,719	Net 60 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	56,646	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	104,334	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	73,255	-	0%

Note 1: UMC and its subsidiaries are coded as follows: 1. UMC is coded "0". 2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows: 1. The holding company to subsidiary. 2. Subsidiary to holding company. 3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.

Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
             For profit or loss items, cumulative balances are used as basis.

Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
             Since it was a downstream transaction, the deferred revenue would be realized over time.

ATTACHMENT 2 (Financing provided to others for the three-month period ended March 31, 2026)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Collateral
No.	Lender	Counterparty	Financial statement account	Related party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counterparty	Reason for financing	Loss allowance	Item	Value	Limit of financing amount for individual counterparty	Limit of total financing amount
None

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the three-month period ended March 31, 2026)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Receiving party
No.	Endorsor/Guarantor	Company name	Relationship	Limit of guarantee/endorsement amount for receiving party	Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount
None

ATTACHMENT 4 (Significant securities held as of March 31, 2026) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

					March 31, 2026
Investor Company	Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
UNITED MICROELECTRONICS CORPORATION	Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600		$283,200	1.06		$283,200	None
	Fund	TGVEST ASIA PARTNERS II(TAIWAN), L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		823,843	-		823,843	None
	Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144		1,035,244	9.61		1,035,244	None
	Fund	GRANDFULL CONVERGENCE INNOVATION GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		273,707	-		273,707	None
	Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680		1,630,940	7.66		1,630,940	None
	Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,530		175,128	6.29		175,128	None
	Stock	ENNOSTAR INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,357		244,034	0.73		244,034	None
	Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, current	12,381		4,698,536	2.03		4,698,536	None
	Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	15,129		2,663,307	10.57		2,663,307	None
	Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960		1,598,417	8.41		1,598,417	None
	Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through other comprehensive income, noncurrent	53,164		3,694,886	7.14		3,694,886	None
	Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	4,064		1,542,185	0.67		1,542,185	None
	Stock-preferred stock	MTIC HOLDINGS PTE. LTD.	Associate	Financial assets at fair value through other comprehensive income, noncurrent	12,000		206,204	-		206,204	None
FORTUNE VENTURE CAPITAL CORP.	Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,586		1,114,424	3.16		1,114,424	None
	Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,762		243,578	2.71		243,578	None
	Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,941		310,120	2.25		310,120	None
	Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	13,489		937,451	1.81		937,451	None
	Stock	INNOSTAR SERVICE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	284		361,845	0.77		361,845	None
	Stock-preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	23,909		166,285	-		166,285	None
	Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		175,773	-		175,773	None
	Fund	TRENDFORCE CAPITAL FUND SPC-TRENDFORCE CAPITAL FUND I SP	-	Financial assets at fair value through profit or loss, noncurrent	15		233,732	-		233,732	None
	Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		165,351	-		165,351	None
	Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500		847,140	7.00		847,140	None
TLC CAPITAL CO., LTD.	Stock	ARTERY TECHNOLOGY CORP.	Associate	Financial assets at fair value through profit or loss, noncurrent	5,112		544,428	8.18		544,428	None
	Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422		473,687	0.77		473,687	None
	Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		122,702	-		122,702	None
	Stock-preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50,767		403,139	-		403,139	None
	Stock-preferred stock	SILITH TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,978		314,271	-		314,271	None
UMC CAPITAL CORP.	Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,594	USD	6,769	7.76	USD	6,769	None
	Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,749	5.03	USD	6,749	None
	Stock-preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	14,129	USD	8,180	-	USD	8,180	None
	Stock-preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	9,431	-	USD	9,431	None
	Stock-preferred stock	SILICON BOX PTE. LTD.	-	Financial assets at fair value through profit or loss, noncurrent	156	USD	9,255	-	USD	9,255	None

ATTACHMENT 4 (Significant securities held as of March 31, 2026) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

					March 31, 2026
Investor Company	Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
UMC CAPITAL CORP.	Stock-preferred stock	DREAMBIG SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,296	USD	6,827	-	USD	6,827	None
	Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	10,383	-	USD	10,383	None
	Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	9,074	-	USD	9,074	None
	Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	12,756	-	USD	12,756	None
	Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	16,504	-	USD	16,504	None
	Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,450	-	USD	3,450	None
	Fund	7V AI CAPITAL LLC	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	18,389	-	USD	18,389	None

ATTACHMENT 5 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2026)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Subsidiary	Sales		$12,734,523	27%	Net 60 days	N/A	N/A		$4,918,781	19%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		343,724	1%	Month-end 60 days	N/A	N/A		280,638	1%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales		336,123	1%	Net 30 days	N/A	N/A		38,960	0%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		281,674	1%	Net 30 days	N/A	N/A		4,832	0%
ARTERY TECHNOLOGY COMPANY	Associate	Sales		157,774	0%	Month-end 60 days	N/A	N/A		112,598	0%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	384,382	86%	Net 60 days	N/A	N/A	USD	152,632	77%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associate	Purchases	USD	58,372	13%	Net 60 days	N/A	N/A	USD	38,729	19%

UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales	JPY	9,385,768	42%	Net 60 days	N/A	N/A	JPY	6,437,244	36%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales	RMB	54,738	4%	Month-end 30 days	N/A	N/A	RMB	-	0%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	34,952	2%	Month-end 60 days	N/A	N/A	RMB	27,818	4%
UMC GROUP (USA)	Associate	Sales	RMB	32,558	2%	Net 60 days	N/A	N/A	RMB	12,301	2%
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	Sales	RMB	22,857	1%	Month-end 60 days	N/A	N/A	RMB	25,797	3%

WAVETEK MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales		$104,334	28%	Net 60 days	N/A	N/A		$73,255	35%

ATTACHMENT 6 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2026)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance									Overdue receivables
Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Subsidiary		$-		$4,918,781		$20,414		$4,939,195	9.72		$-	-		$2,470,707		$4,147
UNIMICRON HOLDING LIMITED	Associate		-		-		630,622		630,622	-		-	-		630,622
FARADAY TECHNOLOGY CORPORATION	Associate		-		280,638		38		280,676	5.06		-	-		28,808		-
ARTERY TECHNOLOGY COMPANY	Associate		-		112,598		-		112,598	11.21		-	-		81,953		-

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance									Overdue receivables
Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Associate	JPY	-	JPY	6,437,244	JPY	-	JPY	6,437,244	6.66	JPY	-	-	JPY	3,060,904	JPY	-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance									Overdue receivables
Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
FARADAY TECHNOLOGY CORPORATION	Associate	RMB	-	RMB	27,818	RMB	-	RMB	27,818	6.39	RMB	-	-	RMB	-	RMB	-
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	RMB	-	RMB	25,797	RMB	-	RMB	25,797	5.31	RMB	-	-	RMB	1,698	RMB	-
UNITED CREATIVE SOLUTION CORPORATION	Associate	RMB	-	RMB	24,431	RMB	-	RMB	24,431	7.08	RMB	-	-	RMB	7,679	RMB	-

ATTACHMENT 7 (Names, locations and related information of investee companies as of March 31, 2026) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

				Initial Investment				Investment as of March 31, 2026
Investor Company	Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount	Net income (loss) of investee company	Investment income (loss) recognized	Note
UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$2,708,901	$46,971	$46,971
	UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	187,082	2,315	2,315
	UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	103,500	USD	103,500	93,663	100.00	5,398,693	208,927	208,927
	GREEN EARTH LIMITED	Samoa	Investment holding	USD	1,549,000	USD	1,549,000	1,549,000	100.00	37,389,955	1,222,657	1,222,657
	TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	473,530	100.00	5,339,682	415,713	415,713
	UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	50,015	974	974
	FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	585,462	100.00	9,353,834	930,575	930,575
	UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	26,777	409	409
	OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	885,135	(8,590)	(8,590)
	SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	139,618	7,309	7,309
	BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	49,770,980	1,490,846	1,490,846
	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	26,706,306	792,899	792,899
	WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,903,741	148,112	78.30	17,558	(261,365)	(205,025)
	MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	-	(2,216)	-
	UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	457,799	(180,274)	(75,715)
	TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		886,559		943,148	123,642	40.00	596,361	(210,411)	(84,164)
	HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		307,448		307,448	1,098,863	36.49	14,653,866	4,829,447	1,762,167
	YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	234,600	26.78	17,361,271	2,114,203	566,085
	SILICON INTEGRATED SYSTEMS CORP.	Hsinchu City, Taiwan	Research, manufacturing and sales of integrated circuits		3,527,742		3,527,742	92,648	17.99	3,934,121	87,795	15,617
	FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		572,891		572,891	35,963	13.80	2,570,902	104,263	6,862
	UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		3,419,134		2,775,835	204,424	12.87	16,115,022	5,042,976	609,063

ATTACHMENT 7 (Names, locations and related information of investee companies as of March 31, 2026) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

				Initial Investment				Investment as of March 31, 2026
Investor Company	Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount	Net income (loss) of investee company	Investment income (loss) recognized	Note
FORTUNE VENTURE CAPITAL CORP.	TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$200,802		$100,752	17,758	95.37	$261,426	$2,817	$2,619
	UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14	127,108	2,254	567
	WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.63	684	(261,365)	(1,652)
TLC CAPITAL CO., LTD.	SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	7,933	(4,074)	(4,074)
	HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	8,000	8,000	40.00	252,261	36,636	14,654
TERA ENERGY DEVELOPMENT CO., LTD.	EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	460	USD	460	460	100.00	24,719	1,182	1,182
	MU-ONE ENERGY CO., LTD.	Hsinchu City, Taiwan	Sales of pollution control equipment		10,000		-	1,000	100.00	9,860	(140)	(140)
	MU-WELL ENERGY CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		10,000		-	1,000	100.00	9,993	(7)	(7)
	MU-SUN ENERGY CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		100,000		-	10,000	100.00	100,003	3	3
WAVETEK MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00	2,774	(1)	(1)
BEST ELITE INTERNATIONAL LIMITED	INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	50,100,806	1,489,700	1,489,700
INFOSHINE TECHNOLOGY LIMITED	OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	50,100,806	1,489,700	1,489,700
OMNI GLOBAL LIMITED	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	55,145	1,404	1,404
	ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	683,142	(10,343)	(10,343)
GREEN EARTH LIMITED	UNITED MICROCHIP CORPORATION	Cayman Islands	Investment holding	USD	1,546,050	USD	1,546,050	1,546,050	100.00	37,943,986	1,221,925	1,221,925

ATTACHMENT 8 (Investment in Mainland China as of March 31, 2026)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

					Investment flows
Investee company	Main businesses and products	Total amount of paid-in capital	Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2026	Outflow	Inflow		Net income (loss) of investee company	Percentage of ownership	Investment income (loss) recognized (Note 2)	Carrying amount as of March 31, 2026	Accumulated inward remittance of earnings as of March 31, 2026
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	$25,560 (USD 800)	(ii)SOARING CAPITAL CORP.	$25,560 (USD 800)	$-	$-	$25,560 (USD 800)	$(4,075)	100.00%	$(4,075) (iii)	$7,892	$-
EVERRICH (JINING) NEW ENERGY TECHNOLOGY CO., LTD. (formerly EVERRICH (SHANDONG) ENERGY CO., LTD.)	Solar engineering integrated design services	14,409 (USD 451)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	14,697 (USD 460)	-	-	14,697 (USD 460)	1,175	100.00%	1,175 (iii)	20,779	161,699 (USD 5,061)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	2,683,800 (USD 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	646,988 (USD 20,250)	-	-	646,988 (USD 20,250)	1,971 (RMB 428)	25.14%	493 (RMB 107) (iii)	123,511 (RMB 26,821)	-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	14,483,858 (RMB 3,145,246)	(ii)OAKWOOD ASSOCIATES LIMITED	9,875,809 (USD 309,102)	-	-	9,875,809 (USD 309,102)	1,476,593 (RMB 320,650)	100.00% (Note 4)	1,476,593 (RMB 320,650) (ii)	49,155,419 (RMB 10,674,358)	-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	74,590,841 (RMB 16,197,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	49,050,087 (USD 1,535,214) (Note 5)	-	-	49,050,087 (USD 1,535,214) (Note 5)	1,944,245 (RMB 422,203)	100.00%	1,944,245 (RMB 422,203) (ii)	59,825,484 (RMB 12,991,419)	-

Accumulated investment in Mainland China as of March 31, 2026		Investment amounts authorized by Investment Commission, MOEA		Upper limit on investment
$59,613,141 (USD 1,865,826)		$90,015,674 (USD 2,817,392)		$244,020,358

Note 1 : The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods.
Note 2 : The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
(i) The financial statements were reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements were reviewed by the auditors of the parent company.
(iii) Others.
Note 3 : Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.

Note 4 : The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA in the total amount of USD 383,569 thousand. As of March 31, 2026, the amount of investment has been all remitted.
Note 5 : The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.

              The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 2,412,313 thousand. As of March 31, 2026, the amount of investment has been all remitted.